UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2
(Amendment No. __)*

Ants Software Inc.
(Name of Issuer) Common Stock, $0.0001 par value
(Title of Class of Securities) 037271103
(CUSIP Number) December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
⊠	Rule 13d-1(b)
□	Rule 13d-1(c)
□	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037271103	13G	Page 2 of 11 pages

	1. NAMES OF REPORTING PERSONS. Fletcher Asset Management, Inc.
	2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
	3. SEC USE ONLY
	4. CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER:	11,997,571
	6. SHARED VOTING POWER:	0
	7. SOLE DISPOSITIVE POWER:	11,997,571
	8. SHARED DISPOSITIVE POWER:	0
	9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,997,571
	10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
	11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.9%
	12. TYPE OF REPORTING PERSON (See Instructions)	IA

CUSIP No. 037271103	13G	Page 3 of 11 pages

	1. NAMES OF REPORTING PERSONS. Fletcher International, Ltd.
	2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
	3. SEC USE ONLY
	4. CITIZENSHIP OR PLACE OF ORGANIZATION	Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER:	0
	6. SHARED VOTING POWER:	0
	7. SOLE DISPOSITIVE POWER:	0
	8. SHARED DISPOSITIVE POWER:	0
	9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,997,571
	10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
	11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.9%
	12. TYPE OF REPORTING PERSON (See Instructions)	CO

CUSIP No. 037271103	13G	Page 4 of 11 pages

	1. NAMES OF REPORTING PERSONS. BRG Investments, LLC
	2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
	3. SEC USE ONLY
	4. CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER:	0
	6. SHARED VOTING POWER:	0
	7. SOLE DISPOSITIVE POWER:	0
	8. SHARED DISPOSITIVE POWER:	0
	9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,587,951
	10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
	11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.6%
	12. TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 037271103	13G	Page 5 of 11 pages

	1. NAMES OF REPORTING PERSONS. Alphonse Fletcher, Jr.
	2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
	3. SEC USE ONLY
	4. CITIZENSHIP OR PLACE OF ORGANIZATION	United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER:	0
	6. SHARED VOTING POWER:	0
	7. SOLE DISPOSITIVE POWER:	0
	8. SHARED DISPOSITIVE POWER:	0
	9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,997,571
	10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
	11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.9%
	12. TYPE OF REPORTING PERSON (See Instructions)	HC

CUSIP No. 037271103	13G	Page 6 of 11 pages

Item 1(a).	Name of Issuer:
Ants Software Inc. ("Ants").
Item 1(b).	Address of Issuer's Principal Executive Offices:
71 Stevenson Street Suite 400 San Francisco, CA 94105
Item 2(a).	Name of Persons Filing:
Fletcher Asset Management, Inc. ("FAM"), Fletcher International, Ltd. ("FIL"), BRG Investments, LLC ("BRG") and Alphonse Fletcher, Jr.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
c/o Fletcher Asset Management, Inc. 48 Wall Street 5th Floor New York, New York 10005
Item 2(c).	Citizenship:

FAM is a corporation organized under the laws of the State of Delaware.  FIL is a company domiciled in Bermuda.  BRG is a limited liability company organized under the laws of the State of Delaware.  Alphonse Fletcher, Jr. is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Common stock, $0.0001 par value (the "Common Stock").
Item 2(e).	CUSIP Number:
037271103.
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 037271103	13G	Page 7 of 11 pages

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[X]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
Item 4.	Ownership:
	(a)	Amount Beneficially Owned by FAM:
11,997,571 shares.
	(b)	Percent of Class:

9.9% (based on 121,636,389 shares of Common Stock of Ants consisting of (i) 121,232,471 shares publicly reported by Ants to be outstanding in their quarterly report on Form 10-Q filed on November 15, 2010, and (ii) 403,918 shares of Common Stock underlying the Warrants (as defined below) issuable within 60 days as of December 31, 2010).

	(c)	Number of shares as to which FAM has:
		(i)	Sole power to vote or to direct the vote:
11,997,571 shares
		(ii)	Shared power to vote or to direct the vote:

CUSIP No. 037271103	13G	Page 8 of 11 pages

0 shares
(iii) Sole power to dispose or to direct the disposition of:
11,997,571 shares
(iv) Shared power to dispose or to direct the disposition of:
0 shares

The 11,997,571 shares of Common Stock reported to be beneficially owned consist of (i) 6,409,620 shares of Common Stock issued to FIL pursuant to an Agreement, dated March 12, 2010, as amended on July 15, 2010 (the "FIL Agreement"), by and between Ants and FIL, (ii) 5,184,033 shares of Common Stock issued to BRG on January 4, 2011 pursuant to an Agreement, entered into as of December 31, 2010 (the "BRG Agreement"), by and between Ants and BRG and (iii) 403,918 shares of Common Stock issuable upon the exercise by FIL and/or BRG of Warrants (the "Warrants") issued pursuant to the FIL Agreement and BRG Agreement, as applicable.  The beneficial ownership reported reflects the shares of Common Stock underlying the Warrants issuable within 60 days as of December 31, 2010.

The shares of Common Stock of the Company reported to be beneficially owned consist of shares of Common Stock and Common Stock underlying the Warrants held in one or more accounts managed by FAM (the "Accounts"), for FIL and BRG.  FAM has sole power to vote and sole power to dispose of all shares of Common Stock and Common Stock underlying the Warrants in the Accounts.  By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.  Mr. Fletcher disclaims beneficial ownership of such Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Schedule 13G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the shares of Common Stock issued to FIL under the FIL Agreement, the shares of Common Stock issued to BRG under the BRG Agreement, and assuming issuance of Common Stock underlying the Warrant held at December 31, 2010 in the Accounts managed by FAM.  By reason of the provisions of Rule 13d-3 under the Act, FAM, FIL and Mr. Fletcher may each be deemed to beneficially own the shares of Common Stock and Common Stock underlying the Warrants held in the Accounts.  The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares purchased for its account.

CUSIP No. 037271103	13G	Page 9 of 11 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
This Schedule 13G is filed by FAM, FIL and Mr. Fletcher.
Item 8.	Identification and Classification of Members of the Group:
Not applicable.
Item 9.	Notice of Dissolution of Group:
Not applicable.
Item 10.	Certifications:

By signing below Fletcher Asset Management, Inc., Fletcher International, Ltd., BRG Investments, LLC and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 037271103	13G	Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011	FLETCHER ASSET MANAGEMENT, INC.

	By:	/s/ Stewart Turner
Stewart Turner
Authorized Signatory

Fletcher International, Ltd. by its duly authorized investment advisor, Fletcher Asset Management, Inc.

	By:	/s/ Stewart Turner
Stewart Turner
Authorized Signatory

BRG INVESTMENTS, LLC

	By:	/s/ Moez Kaba
Moez Kaba
Authorized Signatory

Alphonse Fletcher, Jr., in his individual capacity

	By:	/s/ Denis J. Kiely for Alphonse Fletcher, Jr.
Name: Denis J. Kiely for Alphonse Fletcher, Jr.
*By Power of Attorney, dated February 14, 2001, attached as Exhibit A hereto